                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 April 20, 2005

                         Commission File Number: 0-22346

                                 HOLLINGER INC.
                 (Translation of registrant's name into English)

                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                  EXHIBIT LIST

Exhibit        Description
-------        -----------
99.1           Press Release, dated April 19, 2005, regarding Hollinger Inc.
               Retraction Price of Retractable Common Shares.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005

                                        HOLLINGER INC.

                                        By /s/ Peter G. White
                                           -------------------------------------
                                           Name:  Peter G. White
                                           Title: Vice President, Operations
                                                  and Secretary